SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of	May	2023
Commission File Number	001-39298

 Sprott Inc.

(Translation of registrant’s name into English)

Suite 2600, 200 Bay Street

Royal Bank Plaza, South Tower

Toronto, Ontario, Canada M5J 2J1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           ☐          Form 40-F            ☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release dated May 4, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sprott Inc.
(Registrant)

Date:	May 4, 2023	By:	/s/ Kevin Hibbert
			Name:	Kevin Hibbert
			Title:	Senior Managing Director and Chief Financial Officer